Circle Optics Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Circle Optics, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 21, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	159,746	50,599
Accounts Receivable	24,800	46,041
Deposits	21,496	-
Parts Inventory	53,892	-
Other Current Assets	5,255	1,200
Total Current Assets	**265,190**	**97,840**
Non-current Assets		
Equipment, net of Accumulated Depreciation	6,301	2,395
Total Non-Current Assets	**6,301**	**2,395**
TOTAL ASSETS	**271,490**	**100,235**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	103,571	196,129
Credit Cards Payable	15,940	2,701
Accrued Bonuses	431,950	360,524
Related Party - Loan Payable	24,751	6,682
Economic Injury Disaster Loan - Current Portion	588	-
Accrued Interest	618	-
Other Accrued Expenses	37,000	128,434
Convertible Notes	350,000	-
Payment Protection Program Loan	-	41,976
Total Current Liabilities	**964,419**	**736,447**
Long-term Liabilities		
Economic Injury Disaster Loan - Non-current Portion	9,118	10,000
Future Equity Obligations	575,000	275,000
Convertible Notes	-	350,000
Accrued Interest	44,905	20,405
Other Long Term Liabilities	193,287	-
Total Long-Term Liabilities	**822,311**	**655,405**
TOTAL LIABILITIES	**1,786,730**	**1,391,853**
EQUITY		
Common Stock	779	768
Preferred Stock	150	150
Additional Paid in Capital	1,133,008	772,333
Accumulated Deficit	(2,649,176)	(2,064,869)
Total Equity	**(1,515,240)**	**(1,291,618)**
TOTAL LIABILITIES AND EQUITY	**271,490**	**100,235**

Circle Optics, Inc.
Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	424,484	238,966
Cost of Revenue	335,890	153,561
Gross Profit	88,594	85,405
Operating Expenses		
Sales and Marketing	52,571	74,808
Research and Development	597,319	448,793
General and Administrative	106,110	197,787
Patents	75,065	87,940
Depreciation Expense	2,090	1,071
Total Operating Expenses	833,155	810,399
Operating Income (loss)	(744,561)	(724,995)
Other Income		
Other	185,371	84,575
Total Other Income	185,371	84,575
Other Expense		
Interest Expense	25,118	20,405
Total Other Expense	25,118	20,405
Net Income (loss)	(584,308)	(660,825)

Circle Optics, Inc.
Statement of Cash Flows

	Year Ended December 31, 2021		2020
OPERATING ACTIVITIES			
Net Income (Loss)	(584,308)		(660,825)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Receivable	21,241		(46,041)
Deposits	(21,496)		2,000
Parts Inventory	(53,892)		-
Other Current Assets	(4,055)		38,800
Depreciation	2,090		1,071
Accounts Payable	(92,558)		8,620
Credit Cards Payable	13,239		2,701
Accrued Bonuses	71,426		139,795
Other Long Term Liabilities	193,287		-
Accrued Interest	25,118		20,405
Other Accrued Expenses	(91,434)		22,439
Equity-based Compensation	60,675		14,993
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	123,641		204,782
Net Cash provided by (used in) Operating Activities	(460,666)		(456,043)
INVESTING ACTIVITIES			
Equipment	(5,996)		(1,263)
Other	-	#	
Net Cash provided by (used by) Investing Activities	(5,996)		(1,263)
FINANCING ACTIVITIES			
Debt Issuance	-		
Debt Payments	(24,201)		-
Additional Paid in capital	300,000		-
SAFE Note Proceeds	300,000		-
Convertible Notes Issuance	-		350,000
Loan Proceeds	-		50,000
Issuance of Preferred Stock	-		150
Issuance of Common Stock	11		750
EIDL Loan Proceeds	-		10,000
PPP Loan Proceeds	-		41,846
Net Cash provided by (used in) Financing Activities	575,810		452,746
Cash at the beginning of period	50,599		55,158
Net Cash increase (decrease) for period	109,147		(4,560)
Cash at end of period	159,746		50,599
Cash Paid for Interest	-		-
Cash Paid for Income Taxes	-		-

Circle Optics, Inc.
Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	**$ Amount**	**# of Shares Amount**	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/20	7,500,000	760	-	-	7,491	(1,404,043)	(1,395,793)
Issuance of Common Stock	922,500	8			-	-	8
Conversion of Notes	-	-	1,500,000	150	749,850	-	750,000
Equity-based Compensation	-	-	-	-	14,993	-	14,993
Net Income (Loss)	-	-	-		-	(660,825)	(660,825)
Ending Balance 12/31/2020	8,422,500	768	1,500,000	150	772,333	(2,064,869)	(1,291,618)
Issuance of Common Stock	-	11	-	-	-	-	11
Additional Paid in Capital	-	-	-	-	300,000	-	300,000
Equity-based Compensation	-	-	-	-	60,675	-	60,675
Net Income (Loss)	-	-	-		-	(584,308)	(584,308)
Ending Balance 12/31/2021	8,422,500	779	1,500,000	150	1,133,008	(2,649,176)	(1,515,240)

Circles Optics, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Circle Optics, Inc. ("the Company") was formed in Delaware on December 1, 2017. The Company earns revenue through the development and eventual sale of novel panoramic imaging systems for Defense, Aerospace, Robotics, and Immersive Media. The company is headquartered in Rochester, NY, and all customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF which will start in 2022 and run into 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

To date, the Company's revenues have come from service oriented, NRE (non-recurring engineering) contracts which will often come with a series of traunched milestone payments. Revenue is recognized as over the life of the contract as services are performed and milestones achieved. Money received ahead of a service or milestone are shown as deferred revenue until the time the service is performed, or the milestone achieved. As of December 31, 2020, and 2021, the company had no deferred revenue on the books.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Office Equipment	3	7,503	3,022	-	4,481
Lab Equipment	5	2,022	202	-	1,820
Grand Total	**-**	**9,525**	**3,224**	**-**	**6,301**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Concentrations

The Company has concentrations that exist as 96.7% of revenue in 2020 and 100% of revenue in 2021 was received on multiple contracts with various government agencies.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		**Weighted Average Exercise Price**		**Weighted Average Intrinsic Value**
Total options outstanding, January 1, 2020	-	$	-	$	-
Granted	475,500	$	0.489	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-				
Total options outstanding, December 31, 2020	475,500	$	0.489	$	-
Granted	161,000	$	0.833	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-				
Total options outstanding, December 31, 2021	636,500	$	0.576	$	-
Options exercisable, December 31, 2021	332,333	$	0.584	$	-

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	-	
Granted	475,500	-
Vested	245,083	-
Forfeited	-	-
Nonvested options, December 31, 2020	230,417	-
Granted	161,000	-
Vested	87,250	-
Forfeited	-	-
Nonvested options, December 31, 2021	304,167	-

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. The Company recorded $60,675 and $14,993 in stock-based compensation in 2021 and 2020, respectively.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. The Company has a single warrant outstanding in exchange for a total of $500,000; of which $300,000 has been received and classified on the balance sheet as Additional Paid-In Capital. $200,000 of this warrant was contingent upon the Company achieving agreed upon milestones; this amount has been collected since then; see Note 7 – Subsequent Events. The warrant allows the holder to purchase from the Company duly authorized, validly issued fully paid and non-assessable shares of common stock equal to (4%) of the common stock of the Company on a fully-diluted and as converted to common stock basis outstanding on the date of issuance of this Warrant at a purchase price of $1.00. The warrant expires in 2032.

Management considers the equity-based compensation for warrants expense for 2020 and 2021 to be negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and New York. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset

as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company received a $750,000 investment from a related party in exchange for 1,500,000 shares of preferred stock. See Note 6 – Equity for the terms of the stock agreement.

The Company received short term loans from a related party to help pay for expenses; these loans are due on demand and bear no interest. The balance for the related party loan as of December 31, 2021, and 2020 were $24,751 and $6,812, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - On March 26th, 2020, the Company entered a convertible note for $350,000. This note had an interest rate of 7% and a term of 2 years. Upon maturity in 2022, this note will be restructured into a SAFE Note.

In April of 2020 the Company received a Paycheck Protection Program Loan for $41,976 with an interest rate of 1% and a maturity of April 2022. As of December 31, 2021, and 2020 the balance on this loan was $0 and $41,976, respectively.

Economic Injury Disaster Loan – In July of 2020 the Company received an EIDL in the amount of $10,000 with an interest rate of 3.75% and a maturity of July of 2050. The balance on this loan as of December 31, 2021 and 2020, was $9,706 and $10,000 respectively.

Loan Payable – See Note 3 – Related Party Transactions

Debt Summary

				For the Year Ended December 2021				For the Year Ended December 2020			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Convertible Notes Payable	350,000	7.00%	2022	350,000	-	350,000	44,905	-	350,000	350,000	20,405
EIDL	10,000	3.75%	2050	588	9,118	9,706	618	-	10,000	10,000	-
Related Party - Loans Payable	24,751	-	On Demand	24,751	-	24,751	-	6,812	-	6,812	-
PPP Loan	41,846	1.00%	N/A	0	-	0	-	41,846	-	41,846	-
Total				**375,339**	**9,118**	**384,457**	**45,523**	**48,658**	**360,000**	**408,658**	**20,405**

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019, 2020, and 2021 the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties for $575,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – 8.5M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	375,339
2023	588
2024	588
2025	588
2026	588
Thereafter	6,178

NOTE 6 – EQUITY

The Company has authorized 8,500,000 of common shares with a par value of $0.00001 per share. 8,422,500 shares were issued and outstanding as of 2020 and 2021.

Voting: Common stockholders are entitled to one vote per share. Class F Common and Preferred Stockholders are entitled to two votes per share.

Dividends: All stockholders are entitled to receive dividends on a pro rata basis when declared by the Board of Directors. As of November 14, 2022, no dividends have been declared.

The Company has authorized 1,500,000 of preferred shares with a par value of $0.00001 per share. 1,500,000 shares were issued and outstanding as of 2020, and 2021.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series Seed Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 21, 2022, the date these financial statements were available to be issued.

Subsequent to year end the Company received $200,000 from the contingent portion of the Warrant outstanding, see Note 2.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and has realized losses in operating cash flows for both years under review and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the

Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.